

May 23, 2011

By U.S. Mail and facsimile to (914) 693-2963

Donald J. Calabria, Chief Executive Officer
Massive Dynamics, Inc.
320 Otero
Newport Beach, CA 92660

> **Re: Massive Dynamics, Inc.**
> **Registration Statement on Form 10- 12(g)**
> **Filed May 2, 2011**
> **File No. 000-54387**

Dear Mr. Calabria:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I. Item I.
Our Business Model – Planned Operations, page 3

1. Highlight that shareholders in the registrant will be substantially diluted or eliminated as equity holders by an acquisition and will likely have no vote on the acquisition.

Risk Factors, page 7
Don Calabria has limited experience…, page 10

2. Revise to disclose the actual experience Mr. Calabria has with blank check or development stage companies.

There are issues impacting liquidity of our securities with respect to the SEC's review of a future resale registration statement, page 14

3. Restate the heading to be more specific and to clarify the risk. Consider changing the focus of the heading to the company's plans to create liquidity by registering shares for resale rather than on the SEC's review process.

Depending upon the nature, size and type of target company with which we may consummate a business combination, we may not be able to attract the attention of major brokerage firms even following the acquisition, page 12

4. Clarify in the heading the risk to shareholders.

* * * * *

As appropriate, please amend your filing and response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc:

Frank J. Hariton
1065 Dobbs Ferry Road
White Plains, New York 10607